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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Celebrate Express, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15100A 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 15100A 10 4

1.	Name of Reporting Person: MICHAEL K. JEWELL		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑	Joint filing pursuant to 13d-1(k)(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 248,344

		6.	Shared Voting Power: 1,473,510[1]

		7.	Sole Dispositive Power: 248,344

		8.	Shared Dispositive Power: 1,473,510

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,473,510

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 19.9%[2]

12.	Type of Reporting Person: IN

[1]	Excludes 248,345 shares held in the name of a grantor retained annuity trust of which Jan Jewell, Mr. Jewell’s spouse, is trustee. Includes 248,344 shares held in the name of a grantor retained annuity trust of which Mr. Jewell is trustee and 215,232 shares held in the name of Jan Jewell, Mr. Jewell’s spouse.

[2]	Based on 7,405,795 shares of Common Stock of the Issuer outstanding as of December 31, 2004 as disclosed on the Issuer’s 10-Q for the quarterly period ended November 30, 2004.

CUSIP No. 15100A 10 4

1.	Name of Reporting Person: JAN A. JEWELL		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑	Joint filing pursuant to 13d-1(k)(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 248,345

		6.	Shared Voting Power: 1,473,511[1]

		7.	Sole Dispositive Power: 248,345

		8.	Shared Dispositive Power: 1,473,511

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,473,511

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 19.9%[2]

12.	Type of Reporting Person: IN

[1]	Excludes 248,344 shares held in the name of a grantor retained annuity trust of which Michael Jewell, Jan Jewell’s spouse, is trustee. Includes 248,345 shares held in the name of a grantor retained annuity trust of which Jan Jewell is trustee and 215,232 shares held in the name of Michael Jewell, Jan Jewell’s spouse.

[2]	Based on 7,405,795 shares of Common Stock of the Issuer outstanding as of December 31, 2004 as disclosed on the Issuer’s 10-Q for the quarterly period ended November 30, 2004.

Item 1
(a)	Name of Issuer:

Celebrate Express, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

11220 – 120th Avenue NE, Kirkland, Washington

Item 2
(a)	Name of Person Filing:

(i)	Michael K. Jewell

(ii)	Jan A. Jewell

Attached as Exhibit 1 is a copy of an agreement between the persons filing that this Schedule 13G is being filed on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence:

Michael K. Jewell

11220 – 120th Avenue NE, Kirkland, Washington

Jan A. Jewell

11220 – 120th Avenue NE, Kirkland, Washington

(c)	Citizenship:

Michael K. Jewell and Jan A. Jewell are both US citizens.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

15100A 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

     Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

By virtue of their spousal relationship, each of Michael K. Jewell and Jan A. Jewell may be deemed to beneficially own and share the power to direct the disposition and vote an aggregate of 1,473,511 shares of Common Stock.

Michael K. Jewell is the beneficial owner of 1,473,510 shares of Common Stock, which includes 248,344 shares held in the name of a grantor retained annuity trust of which Mr. Jewell is trustee, and excludes 248,345 shares held in the name of a grantor retained annuity trust of which Jan Jewell, Mr. Jewell’s spouse, is trustee.

Jan A. Jewell is the beneficial owner of 1,473,511 shares of Common Stock, which includes 248,345 shares held in the name of a grantor retained annuity trust of which Ms. Jewell is trustee, and excludes 248,344 shares held in the name of a grantor retained annuity trust of which Michael Jewell, Ms. Jewell’s spouse, is trustee.

(b)	Percent of class:

19.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 248,344 as to Michael K. Jewell and 248,345 as to Jan A. Jewell

(ii)	Shared power to vote or to direct the vote: 1,473,511

(iii)	Sole power to dispose or to direct the disposition of: 248,344 as to Michael K. Jewell and 248,345 as to Jan A. Jewell

(iv)	Shared power to dispose or to direct the disposition of: 1,473,511

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned also agree to file this statement jointly pursuant to the agreement set forth on Exhibit 1 hereto.

February 10, 2005
Date

/s/ Michael K. Jewell
Michael K. Jewell

/s/ Jan A. Jewell
Jan A. Jewell

EXHIBIT A

Identity of each member of the group pursuant to Rule 13d-1(d):

Michael K. Jewell and Jan A. Jewell, in their individual capacities and as trustees for their respective grantor retained annuity trust.

EXHIBIT 1

Agreement of Joint Filing

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (and any subsequent amendments hereto) needs to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Celebrate Express, Inc.

     EXECUTED this 10th day of February, 2005.

By:	/s/ Michael K. Jewell
Michael K. Jewell

By:	/s/ Jan A. Jewell
Jan A. Jewell